CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010 and 2009

AUDITORS’ REPORT

To the Shareholders of

Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the three years ended March 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 26, 2010

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 26, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company” July 26, 2010
Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in Canadian dollars, unless otherwise stated)

	March 31,	March 31,
	2010	2009

Assets

Current assets
Cash	$ 228,106	$ 184,767
Accounts receivable and prepaid expenses	119,085	31,153
	347,191	215,920

Mineral property interests (Note 4)	454,853	587,724
Foreign value-added taxes recoverable (Note 5)	139,556	176,794
Equipment (Note 6)	3,934	11,558
Investments (Note 7)	4,613	2,852
Deferred finance costs	18,692	--
Reclamation and other deposits (Note 8)	18,000	18,000

	$ 986,839	$ 1,012,848

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 538,584	$ 465,630
Accounts payable, related parties (Note 10)	1,751,087	1,447,528
	2,289,671	1,913,158
Shareholders’ (deficiency)
Share capital (Note 9)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 64,716,988 (2009 – 64,646,988) common shares	24,596,256	24,609,473
Share subscriptions	873,475	--
Warrants	170,613	571,800
Contributed surplus	2,276,786	1,875,238
Accumulated other comprehensive loss	(27,093)	(28,854)
Deficit	(29,192,869)	(27,927,967)
	(1,302,832)	(900,310)
	$ 986,839	$ 1,012,848

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 4 (e) and 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Operations

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2010	2009	2008

Expenses
Amortization	$ 865	$ 661	$ 624
Exploration costs (Note 18)	379,073	952,989	2,364,251
Finance costs (Note 10)	35,579	29,646	154,010
Foreign exchange (gains) / losses	(22,860)	20,525	41,516
Legal, accounting and audit	99,981	82,593	74,714
Management and consulting fees (Note 10 (b, d))	30,000	120,000	136,500
Office and administration	162,101	173,626	132,444
Property investigation costs	--	105	1,734
Salaries and benefits	230,693	193,118	115,736
Shareholder communications	143,990	252,965	353,259
Stock-based compensation	2,081	212,986	414,484
Travel and conferences	1,998	5,372	21,262
Write-down of mineral property acquisition costs (Note 4 (a, c))	227,196	418,312	109,741
Interest income	(4,658)	(620)	(5,745)
	1,286,039	2,462,278	3,914,530
Loss before income taxes	(1,286,039)	(2,462,278)	(3,914,530)
Future income tax recovery (Note 12)	21,137	65,702	--
Loss for the year	(1,264,902)	(2,396,576)	(3,914,530)

Loss per common share	$ (0.02)	$ (0.05)	$ (0.08)

Weighted average number of common shares outstanding – basic and diluted	64,681,207	52,370,459	47,872,669

Consolidated Statements of Comprehensive Loss

	For the years ended March 31,
	2010	2009	2008

Loss for the year before other comprehensive loss	$ (1,264,902)	$ (2,396,576)	$ (3,914,530)
Unrealized gain/(loss) on investments	1,761	(21,917)	(9,539)
Comprehensive loss for the year	$ (1,263,141)	$ (2,418,493)	$ (3,924,069)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)
Years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

	Common Shares Without Par Value		Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2007 (restated) (Note 2 (a)	41,801,343	$ 21,482,992	$ --	$ 349,830	$ 816,439	$ --	$ (21,616,861)	$ 1,032,400
Stock options exercised	1,145,500	392,564	--	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	--	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	--	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	--	140,000
Stock-based compensation	--	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--	--	--	--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	--	(3,914,530)	(3,914,530)
Balance, March 31, 2008 (restated) (Note 2 (a))	47,921,073	23,776,948	--	402,443	1,431,756	(6,937)	(25,531,391)	72,819
Private placements, less share issue costs	16,113,835	825,937	--	379,956	--	--	--	1,205,893
Finders’ shares	172,080	40,290	--	--	--	--	--	40,290
Agents’ fees	340,000	17,000	--	--	--	--		17,000
Warrants expired, unexercised	--	--	--	(210,599)	210,599	--	--	--
Mineral property interests
Wine claims	100,000	15,000	--	--	--	--	--	15,000
Future income tax on flow-through shares	--	(65,702)	--	--	--	--	--	(65,702)
Stock-based compensation	--	--	--	--	232,883	--	--	232,883
Unrealized loss on investments for the year	--	--	--	--	--	(21,917)	--	(21,917)
Loss for the year	--	--	--	--	--	--	(2,396,576)	(2,396,576)
Balance, March 31, 2009	64,646,988	24,609,473	--	571,800	1,875,238	(28,854)	(27,927,967)	(900,310)
Warrants exercised	30,000	4,720	--	--	(1,720)	--	--	3,000
Warrants expired, unexercised	--	--	--	(401,187)	401,187	--	--	--
Share subscriptions	--	--	873,475	--	--	--		873,475
Mineral property interests	--	--	--	--	--	--
Blueberry claims	40,000	3,200	--	--	--	--	--	3,200
Future income tax on flow-through shares	--	(21,137)	--	--	--	--	--	(21,137)
Stock-based compensation	--	--	--	--	2,081	--	--	2,081
Unrealized gain on investments for the year	--	--	--	--	--	1,761	--	1,761
Loss for the year	--	--	--	--	--	--	(1,264,902)	(1,264,902)
Balance, March 31, 2010	64,716,988	$ 24,596,256	$ 873,475	$ 170,613	$ 2,276,786	$ (27,093)	$ (29,192,869)	$ (1,302,832)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2010	2009	2008
Cash provided by (used for)
Operating activities
Loss for the year	$ (1,264,902)	$ (2,396,576)	$ (3,914,530)
Items not affecting cash
Amortization	7,624	7,814	122,897
Write-off of exploration assets included in site activities	--	161,270	--
Stock-based compensation	2,081	232,883	582,460
Sale of equipment in Sierra Leone	(6,393)	--	--
Foreign exchange	16,082	15,016	--
Non-cash finance costs	35,579	29,646	140,000
Write-down of mineral property interests	227,196	418,312	109,741
Future income tax recovery	(21,137)	(65,702)	--
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(87,932)	44,020	(3,401)
Accounts payable and accrued liabilities	56,704	185,345	(71,951)
	(1,035,098)	(1,367,972)	(3,034,784)
Investing activities
Mineral property interests
Acquisition costs	(81,125)	(135,006)	(112,269)
Reclamation and other deposits	--	--	(15,000)
Foreign value-added taxes recoverable	21,156	(8,256)	(100,824)
Short term investments	--	--	35,750
Deferred finance costs	(8,840)	--	--
Equipment acquisitions	--	(14,019)	(179,605)
Proceeds from disposal of equipment	6,393	68,083	--
	(62,416)	(89,198)	(371,948)
Financing activities
Due to related parties	264,378	365,460	1,015,530
Share subscriptions received	873,475	--	--
Issuance of common shares	3,000	1,263,183	2,202,010
	1,140,853	1,628,643	3,217,540

Cash
Increase (decrease) during the year	43,339	171,473	(189,192)
Balance, beginning of year	184,767	13,294	202,486
Balance, end of year	$ 228,106	$ 184,767	$ 13,294

Supplementary cash flow information (Note 13)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At March 31, 2010, the Company had not made cash payments on two of its mineral property interests in Canada.

The Company had a loss of $1,264,902 for the year ended March 31, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2010, of $1,942,480, with an accumulated deficit of $29,192,869.

The Company has capitalized $454,853 (2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments of approximately $25,000 are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2011, to maintain the Company’s mineral property interests held at March 31, 2010.  Subsequent to March 31, 2010, $10,000 has been paid (See Note 4).

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain funding by private placement of shares.  There is no assurance that the Company will be successful with any financing ventures.  The Company is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate sufficient funds to continue operations for the next twelve months.  There is no assurance that any such activity will be successful (See Note 17).

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

2.

Changes in accounting policy and adoption of recent accounting pronouncements

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.

3.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All intercompany balances and transactions are eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation and future income taxes.  Actual results could differ from those estimated.

(c)

Cash

Cash includes cash on hand and demand deposits  Cash is recorded at fair value, and changes in fair value are reflected in the consolidated statement of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of are classified as held-for-trading and recoded at fair value with realized and unrealized gains and losses reported in the consolidated statements of operations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(e)

Mineral property interests

Mineral property acquisition costs are recorded at cost.  When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.  Mineral property exploration costs are expensed until the property reaches the development stage.  Once the property reaches the development stage, accumulated costs will be capitalized and amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.  Option payments received are treated as a reduction of the carrying value of the related mineral property interest until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs are expensed as incurred.

(f)

Investments and comprehensive income

Investments other than derivatives are classified as available-for-sale, and are measured at fair value, where applicable, or at an estimate of fair value.  Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the consolidated statement of operations.  Unrealized gains and losses are recognized directly in other comprehensive income, except for other than temporary impairment losses, which are recognized in the statement of operations.  Investments are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary.  For the purpose of measuring any decline in value, the Company takes into account many facts related to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy, and disappearance of an active market for the financial asset concerned. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security will be written down to fair value as a new cost basis and the amount of the write-down shall be included in the statement of operations.

(g)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(h)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(i)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets, or expenses it during the exploration stage.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2010 and 2009, the Company has determined that it has no asset retirement obligations.

(j)

Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar and the financial statements of integrated operations are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(k)

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value and in accordance with established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as stock-based compensation expense in the statement of operations.  Proceeds arising from the exercise of stock options are credited to share capital.  For directors and employees, the fair value of the options is measured at the date of grant.  For others, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Warrants issued are recorded at estimated fair values using the B-S option pricing model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus or warrant values are transferred to share capital.  Unexercised and expired values will be recorded as contributed surplus.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(l)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted loss per common share are the same.

(m)

Variable interest entities

Variable Interest Entities are required to be consolidated by the primary beneficiary.  The Company has determined that it has no Variable Interest Entities.

(n)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability (“FIT”) on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(o)

New accounting policies adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standard were adopted on a retrospective basis with no restatement of prior period financial statements.

(i)

Goodwill and intangible assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  On April 1, 2009, the Company adopted the new sections, with no impact on its financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(o)   New accounting policies adopted (continued)

(ii)

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  On April 1, 2009, the Company adopted the EIC, with no impact on its financial statements.

(iii)

Mining exploration costs

In March 2009, the CICA issued EIC 174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs.  The Company has applied this EIC in its assessment of the carrying value if its mineral property interests reflected in these consolidated financial statements.

(iv)

Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, “Financial Instruments – Disclosures” (“Section 3862”) was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009 and required disclosures are included in Note 14.

(v)

Capital disclosures

CICA Section 1535 established standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity’s key management personnel:

-

qualitative information about its objectives, policies and process for managing capital;

-

summary quantitative data about what it manages as capital;

-

whether during the period it complied with any externally imposed capital requirements to which it is subject; and

-

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The required disclosures of this section are in Note 15.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(p)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Company has adopted these standards on April 1, 2010 with no impact on its consolidated financial statements.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company expects to adopt this standard on April 1, 2011.

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

4.

Mineral property interests

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 18.  Property payments made on the Company’s mineral property interests during the years ended March 31, 2010, 2009 and 2008 are included in the property descriptions below.

Year ended March 31, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone (a)	$ 1	$ 25,466	$ (25,467)	$ --
Kaslo Silver Property, British Columbia (b)	11,160	823	--	11,983
Goldsmith and other properties, British Columbia (c)	349,342	20,560	(180,999)	188,903
Manitoba Properties, Manitoba (d)	227,221	26,746	--	253,967
Nuevo Milenio, Mexico (e)	--	--	--	--
Nacaral, Mexico	--	20,730	(20,730)	--
Total Acquisition Costs	$ 587,724	$ 94,325	$ (227,196)	$ 454,853

Year ended March 31, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone (a)	$ 113,325	$ --	$ (113,324)	$ 1
Kaslo Silver Property, British Columbia (b)	10,337	823	--	11,160
Goldsmith and other properties, British Columbia (c)	568,797	51,283	(270,738)	349,342
Manitoba Properties, Manitoba (d)	163,571	97,900	(34,250)	227,221
Nuevo Milenio, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 856,030	$ 150,006	$ (418,312)	$ 587,724

Year ended March 31, 2008
Casierra Property, Sierra Leone	$ 199,241	$ 23,825	$ (109,741)	$ 113,325
Kaslo Silver Property, British Columbia	9,520	817	--	10,337
Goldsmith and other properties, British Columbia	519,773	49,024	--	568,797
Manitoba Properties, Manitoba	87,552	76,019	--	163,571
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 816,086	$ 149,685	$ (109,741)	$ 856,030

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

4.

Mineral property interests (continued)

(a)

Casierra Diamond Licences, Sierra Leone

The Company acquired a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa under an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), by the issuance of 500,000 common shares and expenditures of US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  In previous years, the Company has taken a write-off of the onshore claims and a write-down of the onshore and offshore claims to a nominal carrying value of $1.  In the year ended March 31, 2010, the Company received approval for an application on a renewal of the 91.39-square kilometer offshore license Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.  The Company has not made application for a renewal for an additional year and has recorded a write-down of $25,467 in the year ended March 31, 2010.

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(c)

Goldsmith and other properties, British Columbia, Canada

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years An amendment to the final payment of $20,000 due on the Goldsmith Property was made, extending the April 2010 payment to four monthly payments of $5,000, commencing June 26, 2010, with the final payment due on September 26, 2010.  Subsequent to March 31, 2010, two payments of $5,000 have been made pursuant to the amended agreement.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

4.

Mineral property interests (continued)

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”) (See Note 10 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies made cash payments totalling $110,000 ($36,667 paid by the Company) and issued 200,001 common shares (66,667 common shares in the capital of each of the three companies).  The Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, and the Trout claim group remains in good standing.  In previous years the other claims had been written off, and the Trout claim group had been written down to a nominal carrying value of $1, as no exploration programs were planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($95,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company incurred exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(iii)

Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a total cash payment of $100,000 and issuance of 400,000 common shares (40,000 common shares issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 common shares on regulatory approval and 40,000 common shares on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

4.

Mineral property interests (continued)

(e)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico.  In July 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) under which Roca could earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca was to spend cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010;

-

US$3,500,000 by July 24, 2011;

-

US$7,000,000 by July 24, 2012; and

-

US$12,000,000 by July 24, 2013

On July 22, 2010 the option agreement with Roca was terminated.

(f)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2010, the Company determined that impairment indicators existed, based on the Company’s ability to raise financing and as a result, significant changes in the Company’s planned work programs on its mineral property interests.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  The Company determined that it would abandon the offshore claim in Sierra Leone, and as no work has been conducted on the Lucky Jack Claims in British Columbia, has written down the carrying cost of the Lucky Jack Claims to $1.  It is management’s opinion that the carrying value of the remaining properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

5.

Foreign value-added taxes recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of good and services in Mexico. These amounts are presented as a long-term asset until such time as the refunds are received from the Mexican authorities.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

6.

Equipment

		2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 36,597	$ 34,936	$ 1,661	$ 40,367	$ 33,203	$ 7,164
Office equipment	1,059	680	379	1,059	468	591
Computer equipment	13,343	11,449	1,894	13,343	9,540	3,803
	$ 50,999	$ 47,065	$ 3,934	$ 54,769	$ 43,211	$ 11,558

7.

Investments

March 31, 2010	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	20,000	$ 30,000	$ (27,100)	$ 2,900
Abitibi Mining Corp.	7,000	210	35	245
Mercator Minerals Ltd.	504	698	587	1,285
Emgold Mining Corporation	200	480	(430)	50
Sultan Minerals Inc.	2,630	316	(185)	131
		31,704	(27,093)	4,611
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 10 (a))	1	1	--	1
		$ 31,706	$ (27,093)	$ 4,613

March 31, 2009	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (28,000)	$ 2,000
Abitibi Mining Corp.	7,000	210	(35)	175
Stingray Resources Ltd.	2,016	698	(204)	494
Emgold Mining Corporation	2,000	480	(390)	90
Sultan Minerals Inc.	2,630	316	(225)	91
		31,704	(28,854)	2,850
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc.	1	1	--	1
		$ 31,706	$ (28,854)	$ 2,852

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

7.

Investments (continued)

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

8.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

9.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

64,716,988 common shares without par value

During the years ended March 31, 2010 and 2009, the following common shares were issued for cash:

2010

During the year ended March 31, 2010, 30,000 warrants were exercised at a price of $0.10, to provide $3,000 to the Company.

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued with respect to this financing.  Each finder’s unit consisted of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.06. The warrants expired, unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

9.

Share capital (continued)

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued with respect to this financing.  Each finder’s unit consisted of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.05. The warrants expired, unexercised.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.05.

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.06.  The warrants relating to the FT units expired, unexercised.

The Company paid compensation to certain arm’s-length parties where such finders arranged for subscribers to the private placements.  The finder’s fee paid was comprised of $8,500 and a total of 340,000 finder’s units.  A total of 170,000 finder’s units were issued and consisted of one common share and one non-transferable share purchase warrant, or finder’s unit warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder’s units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder’s unit warrant which, on exercise, entitles the holder to purchase a finder’s unit warrant share at an exercise price of $0.10 until January 28, 2010.  All finder’s units and finder’s unit warrants issued in respect of this financing have been recorded as share issue costs.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

9.

Share capital (continued)

Insiders of the Company subscribed for a total of 5,500,000 NFT units.

Flow-through shares

In July 2008, the Company issued 1,010,800 FT shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company recorded future income taxes at the time of renunciation of $21,137.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At March 31, 2010, 4,851,500 (March 31, 2009, 5,427,600) stock options have been granted and are outstanding, exercisable for up to five years.  The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted to investor relations’ consultants vest as follows: 25% immediately, and 25% every three to six months thereafter depending on the terms of the individual stock option grant.

2010

No stock options were granted in the year ended March 31, 2010.

2009

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions: risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.  The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On December 4, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 4, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

9.

Share capital (continued)

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

2008

On April 17, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions: Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

On September 21, 2007, the Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.75, $0.85 and $0.95, respectively.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

On February 4, 2008, the Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

A summary of the fair value of stock options granted during the years using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2010	2009	2008
Risk free interest rate	--	1.88% to 2.69%	4.13%
Expected life (years)	--	3.6 to 4.0	3.0
Expected volatility	--	91% to 108%	85%
Fair value per option granted	--	$0.07 to $0.09	$0.23

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

9.

Share capital (continued)

Stock options (continued)

The following table summarizes information on stock options outstanding at March 31, 2010:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.165	715,000	0.34 years
$0.50	100,000	1.20 years
$0.53	310,000	1.83 years
$0.50	1,446,500	2.05 years
$0.50	150,000	2.68 years
$0.12	2,130,000	3.87 years
		2.59 years

A summary of the changes in stock options for the years ended March 31, 2010, 2009 and 2008, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Granted	3,010,000	$0.59
Cancelled and forfeited	(285,000)	$0.52
Balance, March 31, 2008	5,349,900	$0.50
Granted	2,340,000	$0.13
Expired, unexercised	(957,300)	$0.54
Cancelled and forfeited	(1,305,000)	$0.69
Balance, March 31, 2009	5,427,600	$0.29
Expired, unexercised	(416,100)	$0.30
Cancelled and forfeited	(160,000)	$0.36
Balance, March 31, 2010	4,851,500	$0.29
Vested and exercisable at March 31, 2010	4,851,500	$0.29

Share purchase warrants

As at March 31, 2010, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
9,834,400	$0.20	January 28, 2011

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

9.

Share capital (continued)

Share purchase warrants (continued)

A summary of the changes in warrants for the years ended March 31, 2010, 2009 and 2008, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired, unexercised	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53
Expired, unexercised	(1,250,000)	$0.50
Forfeited	(2,000,000)	$0.10
Issued	16,641,915	$0.13
Balance, March 31, 2009	16,160,805	$0.17
Exercised	(30,000)	$0.10
Expired, unexercised	(6,296,405)	$0.28
Balance, March 31, 2010	9,834,400	$0.20

10.

Related party transactions and balances

Services rendered in the years ended March 31,	2010	2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 405,026	$ 387,673	$ 317,888
Director (e)	52,299	US$120,000	US$102,000
Lang Mining Corporation (b)	--	90,000	120,000
Consulting (d)	30,000	30,000	16,500
Finance costs (c)	21,282	29,646	154,010

Balances at March 31,	2010	2009
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 276,333	$ 163,794
Directors (e, h)	232,564	195,381
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	39,109	47,253
Mr. Frank A. Lang, interest bearing (c)	337,100	200,000
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	44,272	22,990
Mr. Frank A. Lang, expenses payable	7,209	3,610
	$ 1,751,087	$ 1,447,528

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

10.

Related party transactions and balances (continued)

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang has been repaid $500,000 (March 31, 2009 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to March 31, 2010, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement closed subsequent to March 31, 2010.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, for administrative and geological services rendered.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement described in Note 19 – Subsequent events.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

11.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada and Mexico with some expenditure in Sierra Leone.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2010	Canada	Mexico	Sierra Leone	Total
Current assets	$ 289,152	$ 58,039	$ --	$ 347,191
Foreign value-added taxes recoverable	--	139,556	--	139,556
Mineral property interests	454,853	--	--	454,853
Equipment	1,387	2,547	--	3,934
Deferred finance costs	18,692	--	--	18,692
Investments	4,613	--	--	4,613
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 786,697	$ 200,142	$ --	$ 986,839

2009	Canada	Mexico	Sierra Leone	Total
Current assets	$ 131,321	$ 58,964	$ 25,635	$ 215,920
Foreign value-added taxes recoverable	--	176,794	--	176,794
Mineral properties and deferred costs	587,723	--	1	587,724
Equipment	2,489	9,069	--	11,558
Investments	2,852	--	--	2,852
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 742,385	$ 244,827	$ 25,636	$ 1,012,848

12.

Income taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2010	2009	2008
Loss for the year	$ 1,286,039	$ 2,462,000	$ 3,915,000
Statutory tax rate	29.63%	30.75%	32.00%
Expected income tax recovery	381,000	757,000	1,253,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	(131,000)	(75,000)	(133,000)
Losses not recognized	(180,000)	(607,000)	(1,091,000)
Other	(48,863)	(9,298)	(29,000)
Income tax recovery	$ 21,137	$ 65,702	$ --

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

12.

Income taxes (continued)

The significant components of the Company’s future tax assets are as follows:

	2010	2009	2008
Mineral property interests and capital assets	$ 2,390,000	$ 2,434,000	$ 2,480,000
Share issue costs	21,000	27,000	16,000
Operating losses carried forward	1,840,000	1,795,000	1,782,000
Benefits from losses	4,251,000	4,256,000	4,278,000
Valuation allowance for future tax assets	(4,251,000)	(4,256,000)	(4,278,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $4,523,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	895,000
2030	689,000
Total	4,523,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $2,534,000 expiring at various dates until 2019, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,658,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

13.

Supplementary cash flow information

Non-cash investing and financing transactions
	2010	2009	2008
Issuance of shares for mineral property interests	$ 3,200	$ 15,000	$ 37,416
Issuance of shares for finance and agent’s fee	$ --	$ 57,290	$ --
Cash paid for interest	$ --	$ 20,665	$ 10,338
Cash paid for income taxes	$ --	$ --	$ --

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties,are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,942,480 working capital deficiency at March 31, 2010.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at March 31, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy.

The Company recognized interest income during the year ended March 31, 2010, totalling $4,658, which represents interest income relating to British Columbia government mineral exploration tax credits received.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2010
Accounts and other receivables -
Currently due	$ 119,085
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
119,085
Cash	228,106
$ 347,191

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2010, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended March 31, 2010, the Company did not raise any significant amounts of equity.  Subsequent to March 31, 2010, the Company completed a private placement of 22,963,214 common shares for gross proceeds of $1,607,425 (See Note 17).  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 538,584
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,751,087
In later than 90 days, not later than one year	--

(a)

Interest rate risk

The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

(b)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2010	March 31, 2009
U.S. Dollars
Cash	37,494	53,239
Accounts payable and accrued liabilities	(357,361)	(223,038)
Mexican Pesos
Cash	21,288	33,384
Value added taxes recoverable	139,557	176,794
Accounts payable and accrued liabilities	(228)	(127,487)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

Based on the above net exposures at March 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $31,682 (2009 - $16,980) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,061 (2009 - $8,269) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2010.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

15.

Management of capital

The Company manages its capital structure, consisting of share capital and cash, in order to have funds available to support its exploration activities and sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in the light of economic conditions affecting metal markets and the mining industry in particular.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.

The Company expects that it will be necessary to raise additional capital in the near term in order to proceed with its exploration plans.

There were no changes in the Company’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

16.

Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are described below, and their effect on the consolidated financial statements is summarized as follows:

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2010	2009	2008
Loss in accordance with Canadian GAAP	$ (1,264,902)	$ (2,396,576)	$ (3,914,530)
Future tax recovery and net premium to market on issuance of common shares (Note 16 (b)(i))	--	(10,108)	--
Loss in accordance with US GAAP	(1,264,902)	(2,406,684)	(3,914,530)
Comprehensive income (loss) (Note 7)	1,761	(21,917)	(9,539)
Comprehensive loss under US GAAP	$ (1,263,141)	$ (2,428,601)	$ (3,924,069)
Loss per share US GAAP	$ (0.02)	$ (0.05)	$ (0.08)
Comprehensive loss per share under US GAAP	$ (0.02)	$ (0.05)	$ (0.08)
Weighted average shares outstanding US GAAP	64,681,207	52,370,459	47,872,669

	Years ended March 31,
	2010	2009	2008
Shareholders’ equity (deficiency) per Canadian GAAP	$ (1,302,832)	$ (900,310)	$ 72,819
Future tax recovery and net premium to market on issuance of common shares (Note b(i))	--	(10,108)	--
Shareholders’ equity (deficiency) - US GAAP	$ (1,302,832)	$ (910,418)	$ 72,819

i)

Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 320, (formerly Statement of Financial Accounting Standard (“SFAS”) No. 115) requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

ii)

United States accounting standards for reporting comprehensive income provide that comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(b)

Statements of Cash Flows

	Years ended March 31,
	2010	2009	2008
Cash provided by (used for) operations
Canadian GAAP	$ (1,035,098)	$ (1,367,971)	$ (3,034,784)
US GAAP	(1,035,098)	(1,367,971)	(3,034,784)
Investing Activities
Canadian GAAP	(62,416)	(89,198)	(371,948)
Restricted cash	--	215,611	--
US GAAP	(62,416)	126,413	(371,948)
Financing Activities
Canadian GAAP and US GAAP	$ 1,140,853	$ 1,628,643	$ 3,217,540

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

i)   Flow-through shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds were expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

In February 2009, the Company renounced the income tax deductions and the Company has recorded a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the FIT liability on renunciation and the premium is recorded as a FIT expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance for US GAAP purposes, which was recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the FT shares were renounced.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  A total of $84,550 of this private placement was considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2010.  As described in note 2 (n) to the consolidated financial statements, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

In February 2010, the Company renounced the income tax deductions and the Company recorded a FIT liability of $21,137, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability will result in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

(a)

Impact of recently adopted United States accounting pronouncements

(i)

In June 2009, the FASB issued ASC Topic 105, “Generally Accepted Accounting Principles”.  ASC Topic 105 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with U.S. GAAP for the Securities and Exchange Commission (“SEC”) registrants.  All guidance contained in the ASC carries an equal level of authority.  The ASC supercedes all existing non-SEC accounting and reporting standards.  The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”).  The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in ASC.  These changes and the ASC itself do not change U.S. GAAP.  The adoption of these changes has only impacted the manner in which new accounting guidance under U.S. GAAP is referenced. It did not impact the Company’s consolidated financial statements.

(ii)

In September 2006, FASB issued an amendment included in ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years.  The Company adopted the standard on April 1, 2009, without significant effect on the Company’s consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(a)

Impact of recently adopted United States accounting pronouncements (continued)

(iii)

In December 2007, the FASB issued ASC 805, “Business Combinations” (“ASC 805”), formerly referred to as FAS 141(R), which is effective for fiscal years beginning after December 15, 2008, ASC 805, which will replace FAS 141, is applicable for business combinations consummated after the effective date of December 15, 2008.  This Standard modifies the accounting of certain aspects of business combinations.  The adoption of ASC did not have a material impact on the Company’s consolidated financial statements.

(iv)

In December 2007, the FAB also issued ASC 810 – “Non-controlling Interests in Consolidated Financial Statements” (“ASC 810”).  ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity.  ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interest.  SFAS 160 No 160 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.  The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial statements.

(v)

In May 2009, the FASB issued ASC 855 “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The standard is based on similar principles as those that previously existed in the auditing standard.  The standard is effective for interim and annual periods ending after June 15, 2009.  The Company has adopted the standard for the annual period ending March 31, 2010, without significant effect.

(b)

Recently issued accounting pronouncements

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46 (R) “Consolidation of Variable Interest Entities”).  The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity.  In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made.  In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required.  Under the amendment, an entity is required to assess whether it’s variable interest or interest in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.  Additional disclosures will be required under the amendment to provide more transparent information regarding an entity’s involvement with a VIE.  The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009.  The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(b)   Recently issued accounting pronouncements (continued)

In June 2009, the FASB issued ASC topic 860-20 for changes to the accounting for transfers of financial assets.  These changes remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limits the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and requires enhanced disclosure; among others.  These changes become effective for the Company on April 1, 2010.  The adoption of these changes is not expected to have an impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 (“ASU 2010-09”). Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements.  ASU 2010-09 was issued to change certain guidance in the original codification and to clarify other portions.  All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU 2010-09, for interim or annual periods ending after June 15, 2010, except for the use of the issued date for conduit debt obligors.  The Company determined that this updated guidance has no impact on its consolidated financial position or results of operations.

17.

Subsequent events

Subsequent to March 31, 2010, the Company:

(a)

completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.  Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

(b)

signed a letter of intent (“LOI”) in April 2010, optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.

(c)

received $100,000 from the exercise of 500,000 warrants expiring on January 28, 2011, at a price of $0.20 per warrant.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

18.

Exploration costs

Year ended March 31, 2010	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009
Incurred during the year
Assays and analysis	$ --	$ --	$ --	$ --	$ 18,842	$ 18,842
Geological and geophysical	2,877	708	2,500	111,818	75,920	193,823
Site activities	21,173	233	315	544	137,714	159,979
Travel and accommodation	460	--	--	30,676	13,277	44,413
Expenditures in year	24,510	941	2,815	143,038	245,753	417,057
Government assistance	--	(20,049)	(17,935)	--	--	(37,984)
Total Expenses (recoveries), March 31, 2010	$ 24,510	$ (19,108)	$ (15,120)	$ 143,038	$ 245,753	$ 379,073

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

18.

Exploration costs

Year ended March 31, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009

Exploration and development expenses
March 31, 2008, as previously reported	$ 1,408,191	$ 151,762	$ 246,931	$ 240,597	$ 1,861,966	$ 3,909,447
Adjustments	(1,408,191)	(151,762)	(246,931)	(240,597)	(1,861,966)	(3,909,447)
Restated, March 31, 2008	--	--	--	--	--	--
Incurred during the year
Assays and analysis	--	--	8,824	--	2,842	11,666
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	313	16,308	75,739	174,583	275,566
Site activities	191,578	46	1,003	1,742	147,280	341,649
Stock-based compensation	(3,888)	--	--	--	23,785	19,897
Travel and accommodation	30,955	--	5,456	-	17,239	53,650
Trenching	--	--	13,058	--	--	13,058
Write-off of equipment, net of recoveries	93,187	--	--	--	--	93,187
Total Expenses, March 31, 2009	$ 464,771	$ 359	$ 44,649	$ 77,481	$ 365,729	$ 952,989

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

18.

Exploration costs

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008

Exploration and development expenses
March 31, 2007, as previously reported	$ 1,531,782	$ 150,563	$ 220,266	$ 41,368	$ 1,077,716	$ 3,021,695
Adjustments	(1,531,782)	(150,563)	(220,266)	(41,368)	(1,077,716)	(3,021,695)
Restated, March 31, 2007	--	--	--	--	--	--
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
Expenditures in year	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Total Expenses, March 31, 2008	$ 1,352,908	$ 1,199	$ 26,665	$ 199,229	$ 784,250	$ 2,364,251